As filed with the Securities and Exchange Commission on August 12, 2016	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AMARIN CORPORATION PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

John F. Thero
President and Chief Executive Officer
Amarin Corporation plc
c/o Amarin Pharma, Inc.
1430 Route 206
Bedminster, New Jersey 07921, USA
(908) 719 - 1315
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael H. Bison, Esq. Goodwin Procter LLP 100 Northern Ave. Boston, Massachusetts 02210	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) Ordinary Share of Amarin Corporation plc	100,000,000 ADSs	$5.00	$5,000,000	$503.50

*	Each unit represents 100 ADSs.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory paragraph and last sentence of face.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and Introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner and Introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (13) Reverse of Receipt – Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Introductory paragraph and Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraphs (10).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Amended and Restated Deposit Agreement, dated as of November 4, 2011, by and among Amarin Corporation plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	(i) Exchange Letter Agreement, dated November 24, 2015, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(i).

(ii) Letter Agreement, dated May 20, 2014, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(ii).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(g)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(h)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Amarin Corporation plc, Citibank, N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, as amended and supplemented from time to time, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of August, 2016.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Ordinary Share of Amarin Corporation plc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie A. DeLuca
Name: Leslie A. DeLuca
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Amarin Corporation plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized in the city of Bedminster, New Jersey, on August 12, 2016.

AMARIN CORPORATION PLC

By:	/s/ John F. Thero
Name: John F. Thero
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints John F. Thero and Joseph T. Kennedy, and each of them singly (with full power to each of them to act alone), to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 12, 2016.

Signature	Title

/s/ John Thero	President, Chief Executive Officer and Director
John Thero	(Principal Executive Officer)

/s/ Michael Kalb	Senior Vice President and Chief Financial Officer
Michael Kalb	(Principal Financial and Accounting Officer)

/s/ Lars G. Ekman, M.D., Ph.D.	Chairman of the Board
Lars G. Ekman, M.D., Ph.D.

/s/ James I. Healy, M.D., Ph.D.	Non-Executive Director
James I. Healy, M.D., Ph.D.

/s/ Joseph S. Zakrzewski	Non-Executive Director
Joseph S. Zakrzewski

/s/ Jan van Heek	Non-Executive Director
Jan van Heek

/s/ Patrick J. O'Sullivan	Non-Executive Director
Patrick J. O'Sullivan

/s/ Kristine Peterson	Non-Executive Director
Kristine Peterson

/s/ David Stack	Non-Executive Director
David Stack

/s/ John F. Thero	Authorized Representative in the U.S.
John F. Thero

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement

(b)(i)	Exchange Letter Agreement

(b)(ii)	Letter Agreement

(d)	Opinion of counsel to the Depositary

(e)	Certificate under Rule 466